As filed with the Securities and Exchange Commission on December 13, 2005

Registration No. 333-128799

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	55-0862656
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

100 E. RiverCenter Blvd., Suite 480

Covington, KY 41011

(859) 581-5900

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

J. William Blackham

President and Chief Executive Officer

Eagle Hospitality Properties Trust, Inc.

100 E. RiverCenter Blvd., Suite 480

Covington, KY 41011

Phone: (859) 581-5900

Facsimile: (859) 581-4650

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copy to: Brad S. Markoff Jeffrey D. Miller DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, NC 27609-5244 Phone: (919) 786-2005 Facsimile: (919) 786-2205

Approximate date of commencement of proposed sale to public: From time to time after the effectiveness of the registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

5,921,224 Shares

Common Stock

We are offering 5,566,352 shares of our common stock in exchange for the same number of units of limited partnership in EHP Operating Partnership, L.P., which is the operating partnership through which we conduct substantially all of our business.

In addition, the selling stockholders named in this prospectus may offer and sell up to 4,068,680 shares of our common stock. The shares being offered by the selling stockholders include 3,713,808 shares the issuance of which we are also registering with this prospectus.

The purchase price of any shares offered by the selling stockholders will be the market price of a share of common stock at that time unless otherwise indicated in an accompanying prospectus supplement. We will not receive any proceeds from the sale of any of the shares offered by the selling stockholders. See “Selling Stockholders.”

Our common stock is listed on the New York Stock Exchange under the symbol “EHP.” On December 12, 2005, the last reported sale price of our common stock was $7.87 per share.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of common stock may be deemed to be “underwriters” under the Securities Act of 1933. See “Plan of Distribution.”

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the SEC before buying our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 13, 2005.

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You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. Neither we nor any of the selling shareholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement. From time to time, we may file prospectus supplements that may add, update or change information contained in this prospectus. Before you buy any of our securities, it is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” All references to the “Company” mean Eagle Hospitality Properties Trust, Inc.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

Eagle Hospitality Properties Trust, Inc. is a self-advised REIT that was recently formed to pursue investment opportunities in the full-service and all-suites hotel industry. We succeeded to the full-service and all-suites hotel business of Corporex Companies LLC, a commercial real estate company based in the Cincinnati metropolitan area, effective as of October 1, 2004.

We currently own 12 hotels. Our young portfolio, flagged by nationally recognized premier brands consisting of Embassy Suites Hotels, Marriott®, Hyatt and Hilton, currently generates a stable stream of significant and not yet fully stabilized net operating income. We believe that our portfolio is well poised to achieve future growth by benefiting from improving industry-wide market conditions. In addition, we believe we will be able to use our relatively low leveraged balance sheet in implementing a highly selective and disciplined acquisition strategy to capitalize on full-service and all-suites hotel value creation opportunities.

We are self-advised and own our hotels and conduct our business through an operating partnership, EHP Operating Partnership, L.P. The Company is the sole general partner of and, as of September 30, 2005, owned approximately 74% of the limited partnership units in our operating partnership. Limited partners (including certain of our officers and directors) own the remaining operating partnership units. After one year, limited partners may generally redeem each unit for the cash value of one share of our common stock or, at our sole option, one share of common stock.

We were incorporated in Maryland in April 2004. Our principal executive offices are located at 100 E. RiverCenter Blvd., Suite 480, Covington, KY 41011. Our telephone number is (859) 581-5900 and our website is www.eaglehospitality.com. Information on our website is not part of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders named in this prospectus. In connection with the issuance of the shares offered by us through this prospectus, we will receive one operating partnership unit for each of the shares issuable upon redemption of the same number of outstanding units.

DESCRIPTION OF CAPITAL STOCK

General

This section contains a discussion of the material terms of our capital stock as set forth in our charter and applicable law. As of November 4, 2005, our authorized capital stock was as follows:

Class of Stock	Number of Shares Authorized	Number of Shares Outstanding
Common Stock	100,000,000	17,363,605
Preferred Stock	10,000,000	4,000,000

Total	110,000,000	21,363,605

Common Stock

Subject to the preferences of our 8.25% Series A Preferred Shares and any other preferred stock that we may issue in the future, holders of our common stock will be entitled to receive distributions as declared by our board of directors. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Unless applicable law requires otherwise, and except as our charter may provide with respect to any series of preferred stock that we may issue, the holders of common stock will possess exclusive voting power. See “—Ownership Limitations and Restrictions on Transfers.”

At each annual meeting of stockholders, the holders of common stock may vote to elect all of the directors on the board of directors. There is no cumulative voting in the election of directors. This means that the holders of a majority of the voting stock can elect all of the directors and the holders of the remaining voting stock could not elect any director.

Holders of common stock have no conversion, sinking fund or redemption rights or preemptive rights. A conversion feature permits a stockholder to convert shares to a different security, such as debt or preferred stock. A redemption right permits a stockholder to redeem such holder’s shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which such company must deposit money into to fund the redemption (i.e., a sinking fund). Preemptive rights are rights granted to stockholders to subscribe for their pro rata percentage of any other securities we may offer in the future.

We furnish our common stockholders with annual reports containing audited consolidated financial statements. The financial statements contain an opinion of our independent public accountants. We also furnish our common stockholders with quarterly reports for the first three quarters of each year. These reports contain unaudited financial information.

All common stock will have equal distribution, liquidation and voting rights.

Our common stock is listed on the NYSE. The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

Preferred Stock

We are authorized to issue 10 million shares of preferred stock, $.01 par value. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by our stockholders, and may include voting rights, preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. Our board of directors could authorize terms that could discourage a takeover or other transaction that might be in the common stockholders’ best interests.

On June 13, 2005, we sold 4,000,000 8.25% Series A Cumulative Redeemable Preferred Shares. The Series A Preferred Shares have a liquidation preference of $25.00 per share. Distributions on the Series A Preferred Shares are payable quarterly at the rate of 8.25% of the liquidation preference per annum, or $2.0625 per share. The Series A Preferred Shares are not redeemable until June 14, 2010, on and after which date we may redeem such shares at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series A Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

The Series A Preferred Shares are listed on the NYSE. The transfer agent and registrar for the Series A Preferred Shares is Wachovia Bank, N.A.

Ownership Limitations and Restrictions on Transfers

To maintain our REIT qualification, beginning with our second taxable year as a REIT, not more than 50% in value of our outstanding stock may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own our outstanding stock for at least 335 days per 12-month taxable year (or during a proportionate part of a shorter taxable year). To help ensure we meet these tests, our charter provides that no person may directly or constructively own more than 9.8% in value or number of our issued and outstanding common stock or more than 9.8% in value of our issued and outstanding capital stock, without obtaining a written waiver from our board of directors. For purposes of this provision, we treat corporations, partnerships, “groups” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The board of directors has discretion to waive this ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

The restrictions on transferability and ownership will not apply if the board of directors and the stockholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no current intention to seek to change our REIT tax status.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

Holders of more than 0.5% of our common stock or preferred stock must file a written response to our request for stock ownership information, which will be mailed to you no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

These ownership limitations could have the effect of precluding a third party from obtaining control over our company unless our board of directors and our stockholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

Maryland general corporation law and our charter exculpate each director and officer in actions by us or by stockholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or services or has acted dishonestly, as established by a final judgment of a court.

The charter also provides that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The exculpation and indemnification provisions in the charter have been adopted to help induce qualified individuals to agree to serve as officers and directors of our company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. Such exculpation and indemnification provisions have been adopted, in part, in response to a perceived increase in stockholders’ litigation alleging director and officer misconduct. You should be aware, however, that these provisions in our charter and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions.

The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

Pursuant to our charter and the Maryland general corporation law, we cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which we are not the surviving entity or sell all or substantially all of our assets unless the board of directors adopts a resolution declaring the proposed transaction advisable and a majority of the holders of common stock voting together as a single class approve the transaction. Maryland law prohibits stockholders from taking action by written consent unless the consent of all stockholders is obtained. The practical effect of this limitation is that any action required or permitted to be taken by our stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders, unless the consent of all stockholders is obtained. Our bylaws further provide that in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

Vacancies and Removal of Directors

Our bylaws provide that any vacancy on our board of directors will be filled exclusively by a majority of the remaining directors. In addition, our bylaws provide that only the board of directors may increase or decrease the number of persons serving on the board of directors. Furthermore, our charter provides that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Amendment of Charter and Bylaws

Except as set forth below, our charter can be amended only by the affirmative vote of holders of not less than a majority of the outstanding shares of common stock. However, the provisions in the charter relating to the removal of directors and preservation of our REIT status may only be amended by the affirmative vote of holders of not less than two-thirds of our outstanding shares of common stock. Furthermore, as permitted by Maryland law, our board of directors can amend our charter without stockholder approval to change our name or increase the authorized number of shares of capital stock.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

Management of Our Operating Partnership

Our operating partnership, EHP Operating Partnership, L.P., is a Maryland limited partnership that was formed on April 27, 2004. We are the sole general partner of our operating partnership and conduct substantially all of our business in or through it. As sole general partner, we exercise exclusive and complete responsibility and discretion over the operating partnership’s day-to-day management and control. We can cause our operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. Certain restrictions under the partnership agreement restrict our ability to engage in a business combination as more fully described in “—Transferability of Interests” below.

The limited partners of our operating partnership have expressly acknowledged that we, as general partner of our operating partnership, are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders, subject to express agreements with the contributors of certain of our hotels. We are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions; provided, that we have acted in good faith.

The partnership agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and that our operating partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets, in a transaction which results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);

•	as a result of such transaction, all limited partners will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or its subsidiaries) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement. The partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to one of our affiliates, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange or other national market system on which our common stock is then listed or in which it is traded.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by limited partners owning at least 25% of the units held by limited partners.

As general partner, we generally have the power to unilaterally make amendments to the partnership agreement without obtaining the consent of the limited partners. For instance, we may amend the partnership agreement without limited partner consent to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

•	reflect the issuance of additional units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us, as general partner, to maintain our status as a REIT; or

•	modify the manner in which capital accounts are computed.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter a limited partner’s right to receive any distributions or allocations of profits or losses or materially alter or modify the redemption rights described below must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the units held by limited partners (other than limited partners 50% or more of whose equity is owned, directly or indirectly, by us as general partner), we, as general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	enter into or conduct any business other than in connection with our role as general partner of the operating partnership and our operation as a REIT;

•	acquire an interest in real or personal property other than through our operating partnership;

•	withdraw from the operating partnership or transfer any portion of our general partnership interest (except under the limited circumstances set forth above); or

•	be relieved of our obligations under the partnership agreement following any permitted transfer of our general partnership interest.

Distributions to Unitholders

The partnership agreement provides that holders of units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests.

Redemption Rights

Limited partners who hold operating partnership units generally have the right after one year to require our operating partnership to redeem part or all of their units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. With each redemption, our percentage ownership interest in the operating partnership would be increased. No limited partner may deliver more than two notices of redemption during any calendar year.

Capital Contributions

As of September 30, 2005, we owned an approximate 74% interest in our operating partnership. Limited partners own the remaining 26% partnership interest. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of stock as additional capital to the operating partnership. We are authorized to cause the operating partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the operating partnership’s and our best interests. If we contribute additional capital to the operating partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement as if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests we own as the general partner. Other than as contemplated in connection with this offering, we have no current plan to issue any preferred partnership interests and no such preferred partnership interests are currently outstanding.

Tax Matters

We are the tax matters partner of our operating partnership. We have authority to make tax elections under the Internal Revenue Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our operating partnership will generally be allocated to us, as general partner, and to the limited partners in accordance with our respective percentage interests in our operating partnership. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the associated Treasury regulations. See “Material Federal Income Tax Considerations—Tax Aspects of Our Investments in Our Operating Partnership.”

Operations

The partnership agreement provides that we, as general partner, will determine and distribute the net operating cash revenues of our operating partnership, as well as the net sales and refinancing proceeds, quarterly, pro rata in accordance with the partners’ percentage interests.

The partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our operating partnership.

Term

Our operating partnership will continue in full force and effect until December 31, 2103, or until sooner dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers, directors, employees and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, we, as general partner of our operating partnership, and our officers, directors, agents or employees, are not liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations relating to our qualification and taxation as a REIT and the ownership and disposition of our shares of capital stock that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. DLA Piper Rudnick Gray Cary US LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is correct in all material respects. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Stockholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders” below).

The specific tax attributes of a particular stockholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of shares. Therefore, it is essential that each prospective stockholder consult with his or her own tax advisors with regard to the application of the federal income tax laws to the stockholder’s personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Taxation of our Company

We have elected to be taxed as a REIT under the federal income tax laws effective for the taxable year ending on December 31, 2004. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to be organized and operated in such a manner. However, given the complexity of the REIT qualification requirements, we cannot provide any assurance that the actual results of our operations have satisfied or will satisfy the requirements under the Internal Revenue Code for a particular year.

DLA Piper Rudnick Gray Cary US LLP is rendering an opinion, which is filed as an exhibit to the registration statement of which this prospectus is a part, that, commencing with our short taxable year ending December 31, 2004, assuming that we complete the elections and other procedural steps described in this discussion of “Federal Income Tax Considerations” in a timely fashion, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the federal income tax laws.

You also should be aware that DLA Piper Rudnick Gray Cary US LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, DLA Piper Rudnick Gray Cary US LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. DLA Piper Rudnick Gray Cary US LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. In addition, opinions of counsel are not binding upon the Internal Revenue Service or any court. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on our taxable income that we distribute to our stockholders. The benefit of this tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on our taxable income or net capital gain that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	For tax years ending on or before December 31, 2004, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test and the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test, multiplied by

•	a fraction intended to reflect our profitability.

•	From and after the taxable year ending December 31, 2005, we will pay a 100% tax on the greater of the amount by which the 75% gross income test was not satisfied or the amount by which the 95% gross income test was not satisfied, in each case, multiplied by a fraction intended to reflect our profitability.

•	From and after the taxable year ending December 31, 2005:

•	if we fail to satisfy any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

•	if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will pay a nondeductible 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We will be subject to a 100% tax on certain transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the ten-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.    It is managed by one or more trustees or directors.

2.    Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3.    It would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws.

4.    It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.    At least 100 persons are beneficial owners of its shares or ownership certificates.

6.    Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7.    It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

8.    It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 do not apply during our first taxable year as a REIT, which is our taxable year ending December 31, 2004. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued sufficient capital stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of the capital stock are described in “Description of Capital Stock—Ownership Limitations and Restrictions on Transfers.”

A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by the REIT. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share, based on capital interests, of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of non-real estate mortgage interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.    Rent that we receive from our hotels will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS. If the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue or through a TRS. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property.

Our TRS will lease from our operating partnership and its subsidiaries the land, buildings, improvements, furnishings, and equipment comprising the hotels, generally for terms of ten years. The leases provide that the TRS is obligated to pay to our operating partnership or its subsidiaries (1) the greater of a fixed annual base rent or percentage rent and (2) certain other “additional charges,” as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent accrues and is required to be paid quarterly.

In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, as evidenced by such key factors as whether (i) the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, (ii) the recipient shares the risk that the property will decline in value, (iii) the recipient shares in any appreciation in the value of the property, (iv) the recipient shares in savings in the property’s operating costs or (v) the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that the leases between our operating partnership and our TRS will be treated as true leases for federal income tax purposes, based, in part, on the following facts:

•	our operating partnership and its subsidiaries, on the one hand, and our TRS, on the other hand, intend for their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	the TRS has the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the leases, except for the limited right of our operating partnership to place communications equipment on or near the hotels;

•	the TRS bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining structural elements, and generally dictate how the hotels are operated and maintained, subject to the management agreements with “eligible independent contractors”;

•	the TRS bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the leases, other than real estate and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures, and equipment and other capital expenditures, to the extent that such costs do not exceed the allowances therefor under the leases;

•	the TRS benefits from any savings in the costs of operating the hotels during the term of the leases;

•	in the event of damage or destruction to a hotel, the TRS will be at economic risk because it will be obligated either (1) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (2) to purchase the hotel for an amount generally equal to the lessor’s investment in the hotel;

•	the TRS generally will indemnify our operating partnership and its subsidiaries against all liabilities imposed on our operating partnership and its subsidiaries during the term of the leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS’s use, management, maintenance, or repair of the hotels, (3) any taxes and assessments that are the obligation of the TRS, (4) any failure on the part of the TRS to perform or comply with any of the terms of the lease and (5) the non-performance of any of the terms and provisions of any sublease;

•	the TRS is obligated to pay substantial fixed rent for the period of use of the hotels;

•	the TRS stands to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	our operating partnership, and its subsidiaries cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the leases between our operating partnership and our TRS that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our operating partnership and its subsidiaries receive from the TRS may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we will receive will be based on fixed percentages of the lessees’ gross revenues from the related hotel, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotels that we acquire in the future, we will not charge rent for any hotel that is based in whole or in part on the income or profits of any person, except by reason of being based on fixed percentages of gross revenues, as described above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We anticipate that each of our hotels will be leased to our TRS. In addition, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee (other than a TRS). Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. Furthermore, we have represented that, with respect to other hotels that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a TRS at some future date.

As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

Our TRS has engaged independent hotel managers to operate the ten hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRS in the future, it will engage an “eligible independent contractor” to manage and operate the hotels. We believe that Commonwealth and Hyatt Corporation qualify as “eligible independent contractors.”

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any rent attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a TRS. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related hotels.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.    The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property. Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of both of the gross income tests.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, earlier or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.    From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items, and futures and forward contracts. To the extent that we or our operating partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or our operating partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

In addition, as discussed above in “Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability. For taxable years beginning on or after January 1, 2005, in order to qualify for relief, we would also have to file a disclosure schedule with the Internal Revenue Service after determining we have not satisfied one of the gross income tests. We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that the Internal Revenue Code provides a safe harbor under which certain types of debt securities are not treated as “securities” for purposes of the 10% value test described above including, generally, straight debt securities (including straight debt that provides for certain contingent payments), any loan to an individual or an estate or any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person”, any obligation to pay rents from real property, certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico and any security issued by a REIT. In addition, a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership, any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

For taxable years commencing on or after January 1, 2005, if we fail to satisfy the 5% or 10% asset tests described above after the 30 day cure period proscribed in the Internal Revenue Code, we will be deemed to have met such tests if the value of our non-qualifying assets is de minimis (i.e., it does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter or $10,000,000) and we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by disposing of sufficient assets to meet the asset test within such six month period, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the Internal Revenue Service. If we cannot avail ourselves of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed dividends of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income in excess of 5% of our REIT taxable income, computed without regard to the dividends paid deduction.

We must pay such distributions in the taxable year to which they relate, by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods.

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

From and after the taxable year ending December 31, 2005, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests as described above) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

If we fail to qualify as a REIT in any taxable year and the above relief provision does not apply, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, domestic corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a beneficial owner of our shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for federal income tax purposes holds shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares, you should consult your own tax advisor regarding the consequences of the ownership and disposition of such shares by the partnership.

Distributions to Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

These distributions paid by a REIT from rental income and other REIT operations to most non-corporate U.S. stockholders generally are not qualified dividend income and continue to be taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (1) the REIT itself has qualified dividend income—such as dividends from TRSs—for the taxable year in which the dividend is paid and (2) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT will also include the sum of (x) the excess of the REIT taxable income for the preceding year, which will typically include any income that the REIT does not distribute to stockholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our shares for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such shares become ex-dividend.

A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its shares. Long-term capital gains are generally taxable at maximum federal rates of 15% (through the 2008 tax year) in the case of most non-corporate U.S. stockholders, and 35% in the case of U.S. stockholders that are corporations. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

The reduced rate on qualified dividend income and long-term capital gains is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum tax rate for non-corporate U.S. stockholders on long-term capital gains will return to 20% in 2009, and the maximum tax rate for non-corporate U.S. stockholders on dividends will increase to 35% in 2009 and 39.6% in 2011.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s capital stock. Instead, the distribution will reduce the adjusted basis of such capital stock. A U.S. stockholder will recognize a gain on a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares as long-term capital gain, or short-term capital gain if the shares have been held for one year or less, assuming the shares are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the capital stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Stockholders on the Disposition of Shares

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our shares as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year and otherwise as short-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate will apply for the period from January 1, 2003 to December 31, 2010). The maximum tax rate on long-term capital gain applicable to most non-corporate U.S. stockholders is 15% for sales and exchanges of assets held for more than one year occurring from May 7, 2003 through December 31, 2008. A U.S. stockholder must treat any loss upon a sale or exchange of capital stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares may be disallowed if the U.S. stockholder purchases other shares within 30 days before or after the disposition.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders. See “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by looking through one or more pension trusts to satisfy the rule requiring that no more than 50% of our stock be owned by five or fewer individuals; and

•	either

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of our stockholders who are beneficial owners of our shares and who are not U.S. stockholders, such as nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (“Non-U.S. stockholders”), are complex. This section is only a summary of such rules. We urge Non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the capital stock, including any reporting requirements.

A Non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the Non-U.S. stockholder’s conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be required to file U.S. tax returns and will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate Non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution not designated or otherwise treated as a capital gain dividend paid to a Non-U.S. stockholder unless either:

•	a lower treaty rate applies and the Non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A Non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its shares. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A Non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of the shares, if the Non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a Non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Except as provided below, for any year in which we qualify as a REIT, a Non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and generally includes shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a Non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the Non-U.S. stockholder. A Non-U.S. stockholder thus would be required to file U.S. tax returns and would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a dividend. We must withhold 35% of any distribution that we could designate as a capital gain distribution. A Non-U.S. stockholder will receive a credit against its tax liability for the amount we withhold.

From and after the taxable year ending December 31, 2005, any capital gain dividend with respect to any class of stock which is “regularly traded” on an established securities market if the Non-U.S. stockholder did not own more than 5% of such class of stock at any time during the taxable year is treated as an ordinary dividend. Non-U.S. Stockholders generally will not be required to report such capital gain dividends received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty). In addition, the branch profits tax will no longer apply to such distributions.

Although the law is not entirely clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. stockholders would be treated with respect to Non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, Non-U.S. stockholders would be able to offset as a credit against the U.S federal income tax liability their proportionate share of the tax paid by us on these undistributed capital gains. In addition, Non-U.S. stockholders would be able to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual federal income tax liability.

A Non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of shares as long as during the five-year period ending on the date of the sale or disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our capital stock. We cannot assure you that this test will be met. However, a Non-U.S. stockholder that owned, actually or constructively, 5% or less of our shares at all times during a specified testing period will not incur tax under FIRPTA on a sale or other disposition of our shares if the shares are “regularly traded” on an established securities market. Because our shares are expected to be regularly traded on an established securities exchange, a Non-U.S. stockholder should not incur tax under FIRPTA as long as it owns, actually or constructively, no more than 5% of our shares. If the gain on the sale of the shares were taxed under FIRPTA, a Non-U.S. stockholder would be required to file U.S. tax returns and would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, the proceeds of any sale or other disposition of our shares to which FIRPTA applies would be subject to withholding equal to 10% of such proceeds if our shares are not regularly traded on an established securities market. Furthermore, a Non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the Non-U.S. stockholder’s U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the Non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in EHP Operating Partnership, L.P., our operating partnership, and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. It is anticipated that each Partnership intends to be classified as a partnership for federal income tax purposes (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership is expected to qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for Qualification—Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.    A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.    Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. It is expected that our operating partnership generally will use the “traditional method” for making such allocations.

Under our operating partnership’s partnership agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. With respect to contributed properties that have a tax basis that is lower than their capital account value, the operating partnership will use the “traditional method” under Section 704(c) of the Internal Revenue Code for allocating depreciation deductions. As a result of the operating partnership’s use of the traditional method, our tax depreciation deductions attributable to properties contributed to our operating partnership by other partners may be lower and gain on a sale of such property may be higher than they would have been if our operating partnership had acquired those properties for cash. If we receive lower tax depreciation deductions from contributed properties, we would recognize increased taxable income, which could increase the annual distributions that we are required to make under the federal income tax rules applicable to REITs or cause a higher portion of our distributions to be treated as taxable dividend income instead of a tax-free return of capital or a capital gain.

See “—Taxation of U.S. Taxable Stockholders.” In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest.    Our adjusted tax basis in our partnership interest in our operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to our operating partnership;

•	increased by our allocable share of our operating partnership’s income and our allocable share of indebtedness of our operating partnership; and

•	reduced, but not below zero, by our allocable share of the operating partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of our operating partnership.

If the allocation of our distributive share of our operating partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our operating partnership’s distributions, or any decrease in our share of the indebtedness of our operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Our Operating Partnership.    To the extent that our operating partnership, acquires its properties in exchange for cash, its initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the operating partnership. Our operating partnership generally will depreciate such property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, our operating partnership generally will depreciate furnishings and equipment over a five-year recovery period using a 200% declining balance method and a half-year convention. If, however, our operating partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, our operating partnership generally will depreciate buildings and improvements over either a 39-year or 40-year recovery period using a straight line method and a mid-month convention. Our operating partnership’s initial basis in properties acquired in exchange for units in our operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by our operating partnership, except to the extent that a transferor recognized gain on the transfer. Although the law is not entirely clear, our operating partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Our operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions to the extent available.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution, subject to certain adjustments over time. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for Qualification—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

Our TRS has engaged independent hotel managers to operate the related hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRS in the future, it will engage an “eligible independent contractor” to manage and operate the hotels. We believe that Commonwealth and Hyatt Corporation qualify as “eligible independent contractors” for purposes of our current management agreements.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on certain transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and our TRS are conducted on an arm’s-length basis.

Tax Consequences of Redemption of Operating Partnership Units

The following discussion summarizes certain federal income tax considerations that may be relevant to a limited partner who exercises his or her right to require the redemption of his or her operating partnership units.

Tax Treatment of Redemption of Operating Partnership Units.    If a limited partner exercises his or her right to require the redemption of operating partnership units and the Company elects to acquire the units in exchange for shares of common stock and/or cash, the acquisition will be treated as a sale of operating partnership units for federal income tax purposes. Such sale will be fully taxable to the limited partner. Such limited partner generally will be treated as realizing for tax purposes an amount equal to the sum of either the cash or the fair market value of the common stock received and the amount of any operating partnership liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below.

If the Company does not elect to acquire the operating partnership units and instead the operating partnership redeems the limited partner’s units for cash, the tax consequences would be as described in the previous paragraph. However, if the operating partnership redeems less than all of a limited partner’s units, the limited partner would not recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash plus the amount of any operating partnership liabilities allocable to the redeemed units exceeded the limited partner’s adjusted basis in all of such limited partner’s units immediately before the redemption.

The methodology used by the operating partnership to allocate its liabilities to its partners will likely result in varying amounts of such liabilities being allocated to different partners. Under that methodology, which is based on principles set forth in Treasury Regulations, it is possible that partners who hold an identical number of operating partnership units are allocated different amounts of liabilities of the operating partnership for federal income tax purposes.

Tax Treatment of Disposition of Operating Partnership Units by Limited Partner Generally.    If an operating partnership unit is redeemed or a limited partner otherwise disposes of a unit, the determination of gain or loss from the redemption or other disposition will be based on the difference between the amount realized for tax purposes and the tax basis in such unit. See “- Basis of Operating Partnership Units” below. Upon the sale of a unit, the “amount realized” will be the sum of the cash or fair market value of common stock or other property received plus the reduction in the amount of any operating partnership liabilities allocable to the unit holder. To the extent that the amount of cash or property received plus the reduction in the allocable share of any operating partnership liabilities exceeds the limited partner’s basis in his or her interest in the operating partnership, such limited partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of common stock received upon such disposition.

Except as described below, any gain recognized upon a sale or other disposition of operating partnership units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent that the amount realized upon the sale or other disposition of a unit attributable to a limited partner’s share of “unrealized receivables” of the operating partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, however, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in operating partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the operating partnership had sold its assets at their fair market value at the time of the transfer of a unit.

Basis of Operating Partnership Units.    In general, a limited partner who was deemed to have received his or her operating partnership units upon liquidation of a partnership had an initial tax basis in the units equal to his or her basis in the partnership interest at the time of such liquidation. Similarly, in general, a limited partner who contributed a partnership interest in exchange for his or her units had an initial basis in the units equal to his or her basis in the contributed partnership interest. A limited partner’s initial basis in his or her units generally is increased by (i) such limited partner’s share of operating partnership taxable and tax-exempt income and (ii) increases in such partner’s share of the liabilities of the operating partnership (including any increase in his or her share of liabilities occurring in connection with the transaction in which he or she received units). Generally, such partner’s basis in his or her units is decreased (but not below zero) by (a) his or her share of operating partnership distributions, (b) decreases in his or her share of liabilities of the operating partnership (including any decrease in his or her share of liabilities of the operating partnership occurring in connection with the transaction in which he or she received units), (c) his or her share of losses of the operating partnership, and (d) his or her share of nondeductible expenditures of the operating partnership that are not chargeable to capital account.

Potential Application of the Disguised Sale Regulations to a Redemption of Operating Partnership Units.     There is a risk that a redemption of operating partnership units, which were issued in a transaction where a limited partner received units, may cause the original transfer of property to the operating partnership in exchange for units to be treated as a “disguised sale” of property. Section 707 of the Internal Revenue Code and the Treasury Regulations thereunder (the “Disguised Sale Regulations”) generally provide that a partner’s contribution of property to a partnership and the partnership’s simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) to the partner, which would not have been made but for the transfer of property, will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership unless one of the prescribed exceptions is applicable. Further, the Disguised Sale Regulations generally provide that, if a partner’s transfer of property to the partnership is within two years of the partnership’s transfer of money or other consideration to a partner, the transfers are presumed to be a sale of the property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if the transfers are made more than two years apart, the transfers are presumed not to be a sale unless the facts and circumstances clearly establish that the transfers do constitute a sale.

Accordingly, if an operating partnership unit is redeemed, the IRS could contend that the Disguised Sale Regulations apply because the limited partner will receive consideration subsequent to his or her previous contribution of property to the operating partnership. In that event, the IRS could contend that any of the transactions where limited partners received units that may be redeemed for shares of common stock that may in turn be sold are taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized as a result of the disguised sale treatment may be eligible for installment reporting under Section 453 of the Internal Revenue Code, subject to certain limitations.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the shares.

SELLING STOCKHOLDERS

Among the shares of common stock included in this offering are 4,068,680 shares that may be sold by selling stockholders. We refer to these shares as the “resale shares.” Of the resale shares, only 354,872 shares are currently outstanding 146,540 of which are owned by KY Florida Hotel Investors, Inc. and 208,332 of which are owned by Corporex Companies LLC. We may issue the remaining resale shares to the selling stockholders upon the redemption of 3,713,808 outstanding units in EHP Operating Partnership, L.P., which is the operating partnership through which we conduct our business. This prospectus also relates to the issuance by us of such 3,713,808 shares upon the redemption of such operating partnership units (which such number is included in the 5,566,352 shares being registered for original issuance by us). See “Plan of Distribution.”

The selling stockholders may offer and sell from time to time under this prospectus any and all of the resale shares. The selling stockholders may offer all or some of the resale shares. There are currently no agreements, arrangements or understandings with respect to the sale of any of the resale shares that will be held by the selling stockholders after completion of the offering. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

All of the selling stockholders are deemed to be affiliates of our company. The following describes each position, office or other relationship material to us, with us or any of our affiliates, within the past three years with respect to the selling stockholders or the persons who control the selling stockholders:

•	William P. Butler, William J. Blackham, Thomas E. Banta and Thomas E. Costello serve as directors of the company;

•	Mr. Butler owns a significant stake in the operating partnership and is also president and a majority owner of Commonwealth Hotels, Inc., which manages 10 of the Company’s 12 hotels;

•	Mr. Blackham is our president and chief executive officer;

•	Mr. Banta is an employee of Corporex Companies LLC, which is the predecessor to our company and for which Mr. Butler is the president and controlling equityholder; and

•	several of the selling stockholders received their common stock and operating partnership units that are redeemable for common stock as consideration for our acquisition of the initial hotels.

For a discussion of these and certain other transactions involving us and certain of the selling stockholders, see “Certain Relationships and Related Transactions” incorporated by reference in our 2004 Annual Report on Form 10-K.

The following table sets forth, for each selling stockholder, the amount of our common stock owned, the number of shares of common stock offered hereby and the percentage of the common stock owned after completion of the offering assuming all of the offered shares are sold:

Name of Selling Stockholder (1)	Shares Owned	Number of Shares Offered Hereby	Percentage Ownership Following Offering (2)
KY Florida Hotel Investors, Inc. (3)	146,540	146,540	—
Corporex Companies LLC (4)	208,332	208,332	—
Corporex Realty & Investment, LLC (5)	2,344,075	2,344,075	—
CPX RiverCenter Development, LLC (6)	377,193	377,193	—
William P. Butler (7)	281,713	148,380	*
Thomas E. Banta (8)	14,049	8,382	*
J. William Blackham (9)	95,715	8,382	*
Denver International Suites, LLC (10)	1,863	1,863	—
CPX-DIA Key Partners, LLC (11)	56,936	56,936	—
Thomas E. Costello (12)	62,702	47,035	*
TEC One LLC (13)	37,346	37,346	—
CPX Landmark, Inc. (14)	559,474	559,474	—
Corporex Landmark Key Partnership, LLC #3 (15)	122,879	122,879	—
Florence Hotel, Inc. (16)	1,863	1,863	—

Total	4,310,680	4,068,680

*	Less than 1% percent.
(1)	Selling stockholders that are entities may distribute shares of common stock prior to sale under this prospectus. The selling stockholders may also include persons who are donees, pledgees or successors-in-interest of the listed selling stockholders. Any such persons not specifically named in the foregoing table will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC.
(2)	This percentage is calculated assuming that each selling stockholder sells all of the shares offered by this prospectus. It is difficult to estimate with any degree of certainty the amount and percentage of shares of common stock that would be held by each selling stockholder after completion of the offering. First, we have the option to satisfy redemption requests by paying the cash value of the units rather than issuing shares of our common stock. The number of shares offered hereby assumes we elect to satisfy all redemption requests by issuing shares. Second, assuming a selling stockholder receives shares of common stock upon a redemption of such holder’s operating partnership units, such holder may offer all, some or none of such shares.
(3)	Mr. Butler is the beneficial owner of these shares. He is one of two directors of this corporation and shares voting and dispositive power with respect to the shares with the other director, Daniel T. Fay. These shares are currently outstanding.
(4)	Mr. Butler is the beneficial owner of these shares. Corporex Companies LLC (“Corporex”) received 208,332 shares of our common stock as an inducement to enter into a strategic alliance agreement with us. These shares vested on October 6, 2005. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex. However, Mr. Butler disclaims beneficial ownership of these shares as such shares or the proceeds from any future sale thereof are intended to be held in a trust for the benefit of other Corporex employees. Such trust and/or its beneficiaries, to the extent applicable, will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC. These shares are currently outstanding.
(5)	Mr. Butler is the beneficial owner of these shares. Corporex is the sole manager and member of Corporex Realty & Investment, LLC (“CRI”). Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(6)	Mr. Butler is the beneficial owner of these shares. CRI is the sole manager of CPX RiverCenter Development, LLC. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(7)	The number of shares owned by such selling stockholder includes 83,333 shares of restricted stock, one-fifth of which vested on October 6, 2005 and the remainder of which will vest in equal installments on each anniversary of that date over the next four years and shares of common stock purchased on the open market. In addition, as described in Notes 3, 4, 5, 6, 10, 11, 14, 15 and 16, Mr. Butler is also the beneficial owner of the shares owned by KY Florida Hotel Investors, Inc., Corporex, CRI, CPX RiverCenter Development, LLC, Denver International Suites, LLC, CPX-DIA Key Partners, LLC, CPX Landmark, Inc., Corporex Landmark Key Partnership, LLC #3 and Florence Hotel, Inc. In the aggregate, Mr. Butler is deemed to be the beneficial owner of 4,100,868 shares of our common stock.
(8)	The number of shares owned by such selling stockholder includes 1,500 shares of restricted stock that vest on October 1, 2006.
(9)	The number of shares owned by such selling stockholder includes 83,333 shares of restricted stock, one-fifth of which vested on October 6, 2005 and the remainder of which will vest in equal installments on each anniversary of that date over the next four years. In addition, as described in Note 16, Mr. Blackham is also the beneficial owner of shares owned by Florence Hotel, Inc. Mr. Blackham shares voting and dispositive power with respect to the shares owned by Florence Hotel, Inc. because he is a director of that corporation along with Messrs. Butler and Fay. In the aggregate, Mr. Blackham is deemed to be the beneficial owner of 97,578 shares of our common stock. However, Mr. Blackham disclaims beneficial ownership of 2,000 shares that are held in trust for the benefit of his sister’s children and the shares owned by Florence Hotel, Inc.

(10)	Mr. Butler is the beneficial owner of these shares. CRI is the manager of this entity with sole voting and dispositive power with respect to the shares. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(11)	Mr. Butler is the beneficial owner of these shares. CRI is the manager of this entity with sole voting and dispositive power with respect to the shares. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(12)	The number of shares owned by such selling stockholder includes 1,500 shares of restricted stock that vest on October 1, 2006. In addition, as described in Note 13, Mr. Costello has sole voting and dispositive power with respect to the 37,346 shares issuable to TEC One LLC because he is a member and the sole manager with respect to this entity. In the aggregate, Mr. Costello is deemed to be the beneficial owner of 100,048 shares of our common stock.
(13)	Mr. Costello is the beneficial owner of these shares. Mr. Costello has sole voting and dispositive power with respect to the shares because he is a member and the sole manager of the entity.
(14)	Mr. Butler is the beneficial owner of these shares. Mr. Butler shares voting and dispositive power with respect to the shares owned by this corporation because he is a director along with his spouse and Mr. Fay.
(15)	Mr. Butler is the beneficial owner of these shares. CPX Landmark, Inc. (“CPX Landmark”) is the sole manager of the limited liability company. Mr. Butler shares voting and dispositive power with respect to the shares of this entity because he is a director of CPX Landmark along with his spouse and Mr. Fay.
(16)	Messrs. Butler and Blackham are each a beneficial owner of these shares. Each of Messrs. Butler and Blackham shares voting and dispositive power with respect to the shares owned by the corporation because he is a director of that corporation along with the other person and Mr. Fay.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale by:

•	us of 5,566,352 shares of common stock that we are offering and may issue upon redemption of a like number of operating partnership units;

•	selling stockholders of 3,713,808 shares of our common stock, which shares we may issue upon the redemption of a like number of operating partnership units and the issuance of which we are also registering with this prospectus; and

•	selling stockholders of 354,872 shares of our common stock that are currently outstanding.

Our common stock is listed on the NYSE under the symbol “EHP.”

We have not and will not receive any proceeds from the offering by the selling stockholders or from the issuance of the shares of common stock to the selling stockholders upon the redemption of operating partnership units (though we will acquire from such selling stockholders the units to be redeemed).

Subject to the terms and conditions contained in the partnership agreement of the operating partnership, the selling stockholders have the right to cause their operating partnership units to be redeemed by the operating partnership and the Company has the right, as general partner of the operating partnership, to acquire all or a portion of those units sought to be redeemed for shares of our common stock at a ratio determined in accordance with the partnership agreement. Following any such redemption, the Company will become the owner of the units so redeemed.

As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock offered hereby will be borne by the selling stockholders. Sales of shares of common stock may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the NYSE, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating the shares of common stock, through short sales of shares of common stock or through a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling stockholders.

The selling stockholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of shares of common stock involved, (iii) the price at which such shares were or will be sold, (iv) the commissions paid or to be paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that, as applicable, such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (iv) other facts material to the transaction. In addition, upon notification by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus, if required.

LEGAL MATTERS

DLA Piper Rudnick Gray Cary US LLP, Raleigh, North Carolina, has passed upon the validity of the securities offered by this prospectus. In addition, DLA Piper Rudnick Gray Cary US LLP has rendered its opinion with respect to certain federal income tax matters relating to the Company.

EXPERTS

The combined and consolidated balance sheets as of December 31, 2003 and 2004, and the related combined and consolidated statements of operations, owners’ equity and cash flows for each of the three years in the period ended December 31, 2004 and related schedule of Eagle Hospitality Properties Trust, Inc. and Predecessor, the balance sheet, statements of operations, shareholder’s equity and cash flows as of and for the year ended December 31, 2004 for the Embassy Suites Hotel Phoenix-Scottsdale and the balance sheet, related statements of operations, comprehensive income and partners’ equity and cash flows for the year then ended December 31, 2004 for the Hilton Glendale Hotel incorporated by reference into this prospectus and in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The balance sheets as of December 31, 2002 and 2001, related statements of income and partners’ capital and cash flows for the years then ended for the Embassy Suites San Juan Hotel incorporated by reference into this prospectus and in the registration statement have been audited by Perdomo Ferrer & Company PSC, independent registered public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 25049. Please call the SEC at (800) SEC-0330 for further information about the public reference facilities. These documents also may be accessed through the SEC’s electronic data gathering, analysis and retrieval system (“EDGAR”) via electronic means, including the SEC’s home page on the Internet (http://www.sec.gov). In addition, since some of our securities are listed on the NYSE, you can read similar information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated. We also specifically incorporate by reference any of these filings made after the date of the initial registration statement and prior to effectiveness of the registration statement.

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Our current reports on Form 8-K dated February 18, 2005, February 24, 2005, as amended, April 29, 2005, May 2, 2005 (except Item 9.01), June 8, 2005, June 17, 2005, June 23, 2005, as amended, June 27, 2005, July 7, 2005, July 25, 2005, as amended, August 5, 2005 (except Items 2.02 and 9.01), October 3, 2005, December 5, 2005; and

•	The description of our common stock included in our registration statement on Form 8-A dated August 13, 2004, as amended.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations

Eagle Hospitality Properties Trust, Inc.

100 E. RiverCenter Blvd., Suite 480

Covington, KY 41011

Telephone: (859) 581-5900

We also maintain an Internet site at http://www.eaglehospitality.com at which there is additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. We have estimated all amounts except the SEC registration fee.

Item	Amount
SEC registration fee	$6,580

Printing and reproduction expenses	3,000

Professional fees and expenses	15,000

Miscellaneous expenses	4,500

Total	$29,080

Item 15.	Indemnification of Directors and Officers

Our officers and directors are and will be indemnified against certain liabilities under Maryland law and under our charter. Our charter requires us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of Maryland. Our charter provides that we will indemnify our directors and officers against judgments, penalties, fines, settlements and expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities, unless (a) it is in connection with a proceeding by or in the right of the corporation against the director or officer and such director or officer is adjudged liable to the corporation; (b) it is in connection with a proceeding charging improper personal benefit to the director or officer and such director or officer is adjudged liable on the basis that such personal benefit was improperly received; (c) it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (d) it is established that the director or officer actually received an improper personal benefit in money, property or services, (e) it is established that, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

In addition, our charter provides that, to the fullest extent permitted under Maryland law, our directors and officers will not be liable to the company and our stockholders for money damages. Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the corporation shall be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer, is entered in a proceeding based on a finding in a proceeding that the director’s or officer’s action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

To the maximum extent permitted by Maryland law in effect from time to time, our bylaws provide that we must indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding generally to any of our current or former officers or directors who are made a party to a proceeding by reason of his service in that capacity. The bylaws also state that we may, with the approval of our board of directors, provide such indemnification and advance for expenses to a person who served as an officer or director of a predecessor of ours.

We maintain a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits

Ex.	Description

5	Opinion of DLA Piper Rudnick Gray Cary US LLP re legality*

8	Opinion of DLA Piper Rudnick Gray Cary US LLP re tax matters*

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibits 5 and 8)*

23.2	Consent of Independent Registered Public Accounting Firm Grant Thornton LLP

23.3	Consent of Independent Registered Public Accounting Firm Grant Thornton LLP

23.4	Consent of Independent Registered Public Accounting Firm Grant Thornton LLP

23.5	Consent of Independent Registered Public Accounting Firm Perdomo Ferrer & Company PSC

24	Powers of Attorney (included on signature page)*

*	Previously filed.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that the undertakings set forth in paragraphs 1(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of its annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, Commonwealth of Kentucky, on December 13, 2005.

EAGLE HOSPITALITY PROPERTIES TRUST, INC.

By:	/s/ J. WILLIAM BLACKHAM
J. William Blackham President and Chief Executive Officer

By:	/s/ RAYMOND D. MARTZ
Raymond D. Martz Chief Financial Officer, Secretary and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WILLIAM P. BUTLER* William P. Butler	Chairman of the Board of Directors	December 13, 2005

/s/ J. WILLIAM BLACKHAM J. William Blackham	President, Chief Executive Officer and Director	December 13, 2005

/s/ ROBERT J. KOHLHEPP* Robert J. Kohlhepp	Director	December 13, 2005

/s/ FRANK C. MCDOWELL* Frank C. McDowell	Director	December 13, 2005

/s/ LOUIS D. GEORGE* Louis D. George	Director	December 13, 2005

/s/ THOMAS R. ENGEL* Thomas R. Engel	Director	December 13, 2005

/s/ THOMAS E. COSTELLO* Thomas E. Costello	Director	December 13, 2005

/s/ THOMAS E. BANTA* Thomas E. Banta	Director	December 13, 2005

/s/ PAUL S. FISHER* Paul S. Fisher	Director	December 13, 2005

*By:	/S/ J. WILLIAM BLACKHAM
J. William Blackham Attorney-in-fact

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